Exhibit (h)(2)(ii)

SCHEDULE 1
Updated: September 24, 2020

SERIES OF THE TRUST

The following fund(s) are covered by the Agreement:

1.	Arin Large Cap Theta Fund
2.	Adaptive Hedged Income Fund
3.	Adaptive Fundamental Growth Fund
4.	Adaptive Growth Opportunities Fund (to be replaced with Adaptive Growth Opportunities ETF effecive upon the reorganization of the Fund)
5.	Adaptive Hedged High Income Fund
6.	Adaptive Tactical Economic Fund
7.	Adaptive Tactical Rotation Fund
8.	Matisse Discounted Closed-End Fund Strategy
9.	Matisse Discounted Bond CEF Strategy
10.	QCI Balanced Fund
11.	Roumell Opportunistic Value Fund
12.	Sector Rotation Fund